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EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

    (In millions, except ratios)

	Twenty-Six Weeks Ended
	December 30, 2000 (1)	January 1, 2000
Fixed charges and preferred stock dividend requirements:
Interest expense	$151	$114
Interest portion of rental expense	37	32

Total fixed charges before capitalized interest and preferred stock dividend requirements	188	146
Capitalized interest	11	5
Preferred stock dividend requirements (2)	9	10

Total fixed charges and preferred stock dividend requirements	$208	$161

Earnings available for fixed charges and preferred stock dividend requirements:
Income from continuing operations before income taxes	$529	$835
Less undistributed income in minority-owned companies	(5)	(4)
Add minority interest in majority-owned subsidiaries	31	17
Add amortization of capitalized interest	12	9
Add fixed charges before capitalized interest and preferred stock dividend requirements	188	146

Total earnings available for fixed charges and preferred stock dividend requirements	$755	$1,003

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.6	6.2

(1)
During the second quarter of fiscal 2001, the Corporation provided a $344 million business reshaping charge for the cost of several actions approved by management that will result in the disposition of selected non-core businesses and the exit of a number of inefficient, high-cost activities.

  During the second quarter of fiscal 2001, the Corporation's Coach subsidiairy completed an initial public offering of 19.5% of its common stock, resulting in a gain of $105 million.

(2)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

26

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Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements